Exhibit 99.1

Dominion Diamond Corporation Issues Updated Calendar 2013 Production, and Fiscal 2014 Sales, Guidance

TORONTO, May 10, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") announced today that the revised forecast for calendar 2013 for the Diavik Diamond Mine currently foresees production (on a 100% basis) of approximately 6.6 million carats from the mining of approximately 1.6 million tonnes of ore and the processing of approximately 2.0 million tonnes of material from both mining and stockpiles. The approximately 11% increase in carats produced for calendar 2013, as compared to the previously disclosed plan, relates primarily to the processing of more stockpiled ore during the calendar year.  This plan is subject to further revision at the end of the second quarter.

A new mine plan and budget for the Ekati Diamond Mine for the next operating period is currently under review. This plan foresees production (on a 100% basis) for the period from April 10, 2013 (the date of acquisition by the Company of its interest in the Ekati Diamond Mine) to the calendar 2013 year-end of approximately 1.0 million carats from the mining of approximately 3.5 million tonnes from mineral reserve, and the processing of approximately 3.9 million tonnes, with the additional material being made up of diamond bearing kimberlite from a satellite body in the Misery open pit that is excavated as part of the waste stripping as the pit profile is advanced.

Rough diamond sales for fiscal 2014, based on current rough diamond prices, are expected to be a total of approximately $730 million with $365 million coming from each of the 40% share of Diavik and the 80% share of Ekati.  Included in the fiscal 2014 sales for the Diavik Diamond Mine is approximately $25 million from sales of goods available for sale at January 31, 2013 and for the Ekati Diamond Mine is approximately $70 million from opening acquisition inventory that is expected to be sold towards the end of fiscal 2014.

The model that had been included with the reserves and resource statement that was issued on April 24, 2013 assumed, as revenue for the period from January 1, 2013 to June 30, 2013, of approximately $135 million from the sale of all inventory on hand during that period. This model was prepared to justify the classification of reserves at the Ekati Diamond Mine by demonstrating economic value under the reporting rules of National Instrument 43-101 and does not constitute the operating plan for the project.  This inventory is not expected to be sold prior to June 30, 2013.  The Company's technical report in respect of the Ekati property is expected to be filed during the current month.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information
Information included herein that is not current or historical factual information, including information about mining activities and estimated rough diamond revenue, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at each of the Diavik and Ekati Diamond Mines, mining methods, currency exchange rates, required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with the location of and harsh climate at the Diavik and Ekati Diamond Mine sites, fluctuations in diamond prices and changes in US and world economic conditions, risks relating to the price of fuel and the availability and cost of labour for the Diavik and Ekati Diamond Mines, the risk of fluctuations in the Canadian/US dollar exchange rate, as well as risks associated with regulatory requirements. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 10-MAY-13